EXHIBIT 99.1

For Immediate Release	Date: April 1, 2019
19-12-TR

Teck Announces Closing of Quebrada Blanca Transaction

Vancouver, B.C. – Teck Resources Limited (“Teck”), (TSX: TECK.A and TECK.B, NYSE: TECK) today announced the closing of the acquisition by Sumitomo Metal Mining Co. (“SMM”), Ltd. and Sumitomo Corporation (“SC”) of a 30% indirect interest in Compañia Minera Teck Quebrada Blanca S.A. (“QBSA”), which owns the Quebrada Blanca Phase 2 (“QB2”) project.

Following closing of the transaction, Teck holds a 60% indirect interest in QBSA and Empresa Nacional de Minería continues to hold a 10% carried interest. SMM and SC are expected to contribute approximately US$1.3 billion to the QB2 project during 2019. Teck’s anticipated share of 2019 QB2 capital spending is approximately US$175 million, which has been expended in the first quarter. Assuming closing during 2019 under the US$2.5 billion project financing facility expected to be signed in the second quarter, further cash contributions from Teck to QB2 capital costs are not expected to be required until late 2020.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621
fraser.phillips@teck.com

Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chris.stannell@teck.com